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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )(1)

GenVec, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

37246C109

(CUSIP Number)

Jeffrey I. Martin
Rho Capital Partners, Inc.
152 West 57th Street, 23rd Floor
New York, NY 10019
(212) 751-6677

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37246C109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rho Capital Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,591,790 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 2,591,790 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,591,790 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) CO/IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joshua Ruch

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Republic of South Africa

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 154,018 shares (includes options exercisable within 60 days to purchase 55,050 shares)

	8.	Shared Voting Power 2,591,790 shares

	9.	Sole Dispositive Power 154,018 shares (includes options exercisable within 60 days to purchase 55,050 shares)

	10.	Shared Dispositive Power 2,591,790 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,745,808 shares (includes options exercisable within 60 days to purchase 55,050 shares)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Habib Kairouz

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,591,790 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,591,790 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,591,790 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark Leschly

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Kingdom of Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,591,790 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,591,790 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,591,790 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.001 par value per share (“Issuer Common Stock”), of GenVec, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of GenVec are located at 65 West Watkins Mill Road, Gaithersburg, Maryland 20878.

Item 2.	Identity and Background
(a)

This statement is being filed by Rho Capital Partners, Inc. (formerly known as Rho Management Company, Inc., hereinafter “Rho”), a New York corporation, and its shareholders Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly.  Rho has investment authority over various investment vehicles, and may accordingly be deemed to exercise investment and voting control over shares of Issuer Common Stock registered in the names of such investment vehicles.  Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to have shared authority over the shares  of Issuer Common Stock reported by Rho herein.  Joshua Ruch may be deemed, additionally, to exercise sole investment and voting authority over certain shares of Issuer Common Stock not under management with Rho.

(b)-(c)

Rho is a New York corporation, with its address at 152 West 57th Street, 23rd Floor, New York, New York 10019.  Mr. Ruch is Chief Executive Officer and a Managing Partner of Rho and Mr. Kairouz and Mr. Leschly are both Managing Partners of Rho.  Mr. Ruch is a citizen of the Republic of South Africa, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.  Mr. Kairouz is a citizen of Canada, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.  Mr. Leschly is a citizen of the Kingdom of Denmark, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

(d)-(e)

During the last five years, none of Rho or Messrs. Ruch, Kairouz or Leschly, to the best of their knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Rho is a New York corporation, Mr. Ruch is a citizen of the Republic of South Africa, Mr. Kairouz is a citizen of Canada and Mr. Leschly is a citizen of the Kingdom of Denmark.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Issuer Common Stock acquired by the reporting persons and being reported herein were acquired in a merger of Diacrin, Inc. (“Diacrin”) with and into the Issuer (the “Merger”).  In the Merger, each outstanding share of Diacrin common stock was exchanged for 1.5292 shares of Issuer Common Stock.

Item 4.	Purpose of Transaction

The reporting persons acquired the shares of Issuer Common Stock reported herein in connection with the Merger and for investment and portfolio investment purposes only.  The reporting persons do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer.  The reporting persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in the light of their general investment and trading policies, market conditions or other factors.  Mr. Ruch was elected to the board of directors of the Issuer upon the consummation of the Merger.  The reporting persons may, from time to time, contact large shareholders with a view towards discussing the acquisition of shares of Issuer Common Sock.

	(a)-(j)	Other than as described above, the reporting persons do not have any plans or proposals which would result in any of the following:
		1.	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
		2.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
		3.	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
		4.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;
		5.	any material change in the present board capitalization or dividend policy of the Issuer;
		6.	any other material change in the Issuer’s business or corporate structure;
		7.	change in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
8.

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

		9.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
		10.	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)-(b)

Rho, as holder of sole voting and investment authority over 2,591,790 shares of Issuer Common Stock owned by its investment advisory clients, is deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 2,591,790 shares of Issuer Common Stock, constituting 5.1% of the issued and outstanding shares of Issuer Common Stock.

Messrs. Ruch, Kairouz and Leschly may be deemed to share investment and voting control over the 2,591,790 shares of Issuer Common Stock beneficially owned by Rho.

Mr. Ruch exercises sole investment and voting control over an additional 154,018 shares of Issuer Common Stock (including options exercisable within 60 days for 55,050 shares of Issuer Common Stock), constituting 0.4% of the issued and outstanding shares of Issuer Common Stock.

Other than the shares of Issuer Common Stock in which they have a pecuniary interest, each of Rho and Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the shares reported in this statement.

(c)

On August 21, 2003, in connection with the Merger, (i) the 1,694,867 shares of Diacrin common stock owned by Rho were converted into 2,591,790 shares of Issuer Common Stock and (ii) the 100,719 shares of Diacrin common stock held by Joshua Ruch were converted into 154,018 shares of Issuer Common Stock (including options exercisable within 60 days for 55,050 shares of Issuer Common Stock).

(d)

No persons other than the reporting persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock covered hereby.

	(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 14, 2003, two affiliates of Rho, as registered holders of shares of Diacrin common stock, and Joshua Ruch, in his capacity as a stockholder of Diacrin and not in his capacity as a director of Diacrin, executed letter agreements with the Issuer pursuant to which such persons agreed that during the 120 day period following consummation of the Merger they would not (i) offer, sell, contract to sell or otherwise dispose of any shares of Issuer Common Stock or (ii) enter into any swap or other agreement or transaction that transfers the economic consequences of ownership of Issuer Common Stock.  The foregoing summary of the terms of the letter agreements  is qualified in its entirety by reference to the full text of the letter agreements, which are included as Exhibits B, C and D to this Schedule 13D and are incorporated herein by reference.

In connection with the Merger, the Issuer agreed that, upon consummation of the Merger, Mr. Ruch would become a member of its board of directors.  On August 21, 2003, the Issuer’s stockholders elected Mr. Ruch to serve as a member of the Issuer’s board of directors.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits:
	A.	Joint Filing Agreement
	B.*	Letter Agreement between Rho Management Trust II and GenVec, Inc. dated April 14, 2003
	C.*	Letter Agreement between Laguna Vermogensverwaltung GmbH and GenVec, Inc. dated April 14, 2003

D.*	Letter Agreement between Joshua Ruch and GenVec, Inc. dated April 14, 2003.

* Incorporated herein by reference from Amendment No. 1 to GenVec, Inc.’s Registration Statement on Form S-4 (File No. 333-105320) filed with the Securities and Exchange Commission on June 26, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2003	RHO CAPITAL PARTNERS, INC.

	By:	/s/ Joshua Ruch
Name: Joshua Ruch
Title: Chief Executive Officer

Dated: August 28, 2003	JOSHUA RUCH

/s/ Joshua Ruch
Name: Joshua Ruch

Dated: August 28, 2003	HABIB KAIROUZ

/s/ Habib Kairouz
Name: Habib Kairouz

Dated: August 28, 2003	MARK LESCHLY

/s/ Mark Leschly
Name: Mark Leschly

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of GenVec, Inc., and affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: August 28, 2003	RHO CAPITAL PARTNERS, INC.

	By:	/s/ Joshua Ruch
Name: Joshua Ruch
Title: Chief Executive Officer

Dated: August 28, 2003	JOSHUA RUCH

/s/ Joshua Ruch
Name: Joshua Ruch

Dated: August 28, 2003	HABIB KAIROUZ

/s/ Habib Kairouz
Name: Habib Kairouz

Dated: August 28, 2003	MARK LESCHLY

/s/ Mark Leschly
Name: Mark Leschly